SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 4

The following tables set forth all transactions in the Shares effected since the filing of Amendment No. 4 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
1/31/2025	597	59.81
1/31/2025	122,530	60.26	60.05 – 61.00
2/13/2025	100,000	56.40
3/4/2025	359,000	50.39	50.28 - 50.48
3/5/2025	185,050	50.86	50.70 - 50.95
3/7/2025	50,000	53.52